AKERNA CORP.

1601 Arapahoe St.

Denver, Colorado 80202

August 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Jan Woo, Legal Branch Chief

Re:	Akerna Corp. Registration Statement on Form S-3 Filed July 17, 2019 File: No. 333-232694

Dear Ms. Woo:

Akerna Corp. (the “Company”, “Akerna”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 13, 2019, regarding the Company’s Registration Statement on Form S-3 previously filed for the Staff’s review on July 17, 2019 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Company’s Amendment No. 1 to Registration Statement on Form S-3 (the “Amended Registration Statement”), which is being submitted with the Commission contemporaneously with the filing of this letter.

Registration Statement on Form S-3

Prospectus Summary, page 1

1.	Please provide a brief summary of the recent SPAC merger, the reorganization, the change in control of MTech Acquisition Corp. (“MTech”), and the concurrent private placements that resulted in the current status of Akerna. In your summary, please clarify the concentration of ownership of management and principal stockholders, and disclose the number and percentage of public SPAC common stockholders that redeemed their shares for their respective portion of the SPAC trust fund.

We have revised our disclosure on pages 1 through 2 of the Amended Registration Statement to include the summary and information requested by the Staff.

Risk Factors, page 18

2.	Your forum selection provision in your Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.

We respectfully advise the Staff that by its terms, the forum selection provision does not exclude stockholders from suing in federal court for claims under the federal securities laws. In response to the Staff’s comment, we have added the risk factor referenced on page 27 of the Amended Registration Statement, which provides the choice of forum provision does not exclude stockholders from suing in federal court for claims under the federal securities laws.

Plan of Distribution, page 33

3.	Please clarify whether any of your selling stockholders are subject to a lock-up agreement and, if so, how the restrictions on resale will affect the offering.

Various selling stockholders are subject to a lock-up agreement. As such, despite the registration of their shares on the Amended Registration Statement, they cannot sell such shares until certain conditions provided in the lock-up agreement are met. We have added disclosure describing the lock-up agreement and such conditions on pages 1 and 35 of the Amended Registration Statement.

Incorporation of Documents By Reference, page 37

4.	Please incorporate the MTech periodic reports filed since the end its last completed fiscal year. Please refer to Item 12 of Form S-3 for further guidance. We note that your Form 10-Q for MTech filed on May 15, 2019 is not incorporated by reference.

We have incorporated by reference the financial statements and related notes for the three months ended March 30, 2019 and 2018, which were filed as Exhibit 99.3 to Form 8-K, filed with the Commission on June 21, 2019.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Tamar Donikyan, Esq. at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Jessica Billingsley
Jessica Billingsley, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP